4 SEPTEMBER 2012

VIA EDGAR

Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Einstein Noah Restaurant Group, Inc. (File No. 001-33515)

Form 10-K for the Fiscal Year Ended January 3, 2012

Dear Mr. Dobbie,

On behalf of Einstein Noah Restaurant Group, Inc. (the “Company”), the following responses are provided to the comments submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated August 24, 2012 (the “Letter”) relating to the Company’s Form 10-K for the fiscal year ended January 3, 2012. The responses are keyed to the numbering of the comments in the Letter which are restated below in italics for convenient reference.

Form 10-K for the Fiscal Year Ended January 3, 2012

Item 1A. Risk Factors, page 10

1. In future filings, please revise the last three sentences of the introductory paragraph to clarify all material risks have been discussed in this section. If a risk is not deemed material, it should not be referenced in this section.

Response: In response to the Staff’s comment, in future filings we will revise the language to indicate that all material risks have been discussed and remove the language referencing immaterial risks.

We have single suppliers and vendors for many of our key, page 13.

2. We note that “[you] only have one supplier for many of [y]our key products.” In future filings, please include a chart or similar graphical presentation in your Business section identifying the single source supplier and the “key products” referenced in this risk factor.

555 Zang Street, Suite 300 | Lakewood, Colorado 80228 | 303.568.8000 | www.einsteinnoah.com

Response: In response to the Staff’s comment, in future filings we will include a chart or similar graphical presentation in our Business section identifying the single source supplier and key products referenced in this risk factor.

* * *

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact either myself or Robert E. Gowdy, Chief Accounting Officer, at (303) 568-8000.

Very truly yours,

/s/ Emanuel P.N. Hilario
Chief Financial Officer
Einstein Noah Restaurant Group, Inc.

555 Zang Street, Suite 300 | Lakewood, Colorado 80228 | 303.568.8000 | www.einsteinnoah.com